The Boogie Badge, Inc. dba Grape ID (the "Company") a

Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Grape ID

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (0050)	-772.75
Total Bank Accounts	**$ -772.75**
Total Current Assets	**$ -772.75**
TOTAL ASSETS	**$ -772.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	46,915.37
Total Accounts Payable	**$46,915.37**
Other Current Liabilities	
Dean Sapp Short-Term Loan	0.00
Note Payable - MaintStreet	13,879.96
Rob Andersen Short-Term Loan	0.00
Unearned Revenue	394.00
Total Other Current Liabilities	**$14,273.96**
Total Current Liabilities	**$61,189.33**
Total Liabilities	**$61,189.33**
Equity	
Opening Balance Equity	0.00
Owner's Distributions	-77,040.83
Owner's Investment	444,664.02
Retained Earnings	-309,450.56
Net Income	-120,134.71
Total Equity	**$ -61,962.08**
TOTAL LIABILITIES AND EQUITY	**$ -772.75**

Grape ID

Profit and Loss

January - December 2024

	TOTAL
Income	
Sales	74.00
Total Income	**$74.00**
GROSS PROFIT	**$74.00**
Expenses	
Advertising & Marketing	5,284.92
Ask My Accountant	753.61
Bank Charges & Fees	352.09
Contractors	17,820.61
Legal & Professional Services	64,748.68
Meals & Entertainment	277.12
Office Supplies & Software	4,582.21
Rent & Lease	19,134.05
Travel	5,367.11
Travel - Per Diem	635.50
Uncategorized Expense	32.16
Utilities	1,220.65
Total Expenses	**$120,208.71**
NET OPERATING INCOME	**$ -120,134.71**
NET INCOME	**$ -120,134.71**

Grape ID

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-120,134.71
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	6,841.50
Unearned Revenue	294.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,135.50**
Net cash provided by operating activities	**$ -112,999.21**
FINANCING ACTIVITIES	
Owner's Investment	112,228.45
Net cash provided by financing activities	**$112,228.45**
NET CASH INCREASE FOR PERIOD	**$ -770.76**
Cash at beginning of period	-1.99
CASH AT END OF PERIOD	**$ -772.75**


The Boogie Badge, Inc. dba Grape ID
Statement of Changes in Equity


Accounts	2024 Amount ($)
Opening Balance Equity	0.00
Owner's Distributions	(77,040.83)
Owner's Investment	444,664.02
Retained Earnings	(309,450.56)
Net Income (Loss)	(120,134.71)
Total Equity	**(61,962.08)**

The Boogie Badge, Inc. dba Grape ID
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

The Boogie Badge, Inc. dba Grape ID (the "Company") is a corporation organized on May 08, 2018 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.